Exhibit 99.2

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
The following Management’s Discussion and Analysis (“MD&A”), prepared as of November 29, 2023, should be read in conjunction with the unaudited condensed interim consolidated financial statements of ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“ParcelPal” or “the Company”) for the period ended September 30, 2023 together with the audited financial statements of the Company for the year ended December 31, 2022 and the accompanying MD&A for that fiscal year. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All financial amounts are stated in Canadian dollars unless stated otherwise.
Additional information relating to the Company and its operations is available under the Company’s profile on SEDAR at www.sedarplus.ca.
The incorporation jurisdiction of ParcelPal Logistics Inc. is British Columbia.
This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian Dollars unless otherwise indicated. Unless otherwise noted or the context indicates otherwise, “we”, “us”, “our”, the “Company” or “ParcelPal” refer to ParcelPal Logistics Inc. and its direct and indirect subsidiaries.
FORWARD LOOKING STATEMENTS
This MD&A includes certain “forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future business operations of the Company, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results "will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this MD&A relate to, among other things, the Company expanding into additional markets, management’s expectations regarding the liquidity of the Company, the Company’s fee structure, and the Company’s plans with respect to managing liquidity risk. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.
There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nascent branding, social media technology, which is affected by numerous factors beyond the Company’s control; the Company’s ability to succeed in the North American market; and access to debt and equity; and the early stage of the Company’s business. The Company is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the ability to access debt or equity financing, as necessary. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including their knowledge of the current sales trends, general economic conditions affecting the Company and the Canadian and US economies. Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding the Company’s continued ability to fund its business, rates of customer defaults, acceptance of its products in the current marketplace and acceptance of its products in other marketplaces, as well as its operating cost structure and current and future trends in social media advertising and traditional print media. Although the Company believes the assumptions used to make such statements are reasonable at this time, there may be other factors that cause results not to be as anticipated, estimated or intended.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
HIGHLIGHTS
a)
On March 14, 2023, the Company issued 20,944,640 units, consisting of one common share of the Company and one share purchase warrants, at a price of $0.017 per Unit for gross proceeds of $356,000. The Company also issued 4,273,503 units consisting of one common share of the Company and one-half share purchase warrant, at a price of $0.012 for gross proceeds of $50,000. The warrants expire on March 14, 2025 and are exercisable at $0.05 per warrant. The warrants were fair valued at $nil. The Company incurred cash issue costs of $18,593 and issued 579,600 broker warrants on the same terms as the warrants contained in the units. The broker warrants were fair valued at $9,593 using the Black-Scholes Option Pricing Model using the following assumptions: Risk free rate – 3.5%, expected volatility – 128%, expected forfeiture rate – nil, expected dividends – nil, expected life – 2 years.

COMPANY OVERVIEW AND OUTLOOK
ParcelPal Logistics Inc. is a Vancouver based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.
ParcelPal’s business strategy started with hitting major urban centers. With success, the Company has decided to aim to launch in every major urban center in Canada while expanding regionally, in parallel. ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same-day delivery for select clients.  In July, 2021, the Company opened its first warehouse in the Vancouver area.  In September 2021, the Company expanded into the western United States with its first acquisition.  The Company intends to continue to diversify its client base and target large business to business clients as well as we further expand throughout the United States.
ParcelPal operates from its main office in Salt Lake City, Utah and our operations are currently managed from here. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has over one hundred employees, including the delivery team.
Forward Looking Growth and Business Strategies
ParcelPal plans to implement additional services for consideration of growing our client base and retaining existing customers. In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable. To execute this part of our strategy, we will need to open additional dedicated warehouse facilities in which we can sort, ship and create more efficient delivery routes. This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins. With the recent capital raise that we have done, along with having an equity line of credit at our disposal, we have the resources and capital to execute on this plan This to both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.
The Company will increase monthly recurring revenue by continuously adding new merchants, delivery verticals and drivers to the platform. Monthly fees from merchants is part of ParcelPal’s plan for additional revenue streams. In addition to ParcelPal’s current services, ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
One of the Company’s priorities is to increase our footprint with Amazon, FedEx Ground and with other small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. Other more profitable areas such as home-meal kit and large retail chain store deliveries are those which we will increasingly target. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.
Revenue
The Company currently has one revenue stream which is through billable contracts such as Amazon.com Inc, FedEx Ground and other merchants.
GOING CONCERN
The Company has incurred significant operating losses and negative cash flows from operations in recent years. As a result of the foregoing, there is significant doubt about the Company's ability to continue as a going concern. The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Whether and when the Company can attain profitability and positive cash flows is uncertain. The Company is working to expand its operations and it is expected that the Company’s liquidity will fluctuate as a result of any expansion. The fee structure for the services offered by the Company is expected to remain constant for the foreseeable future.
The continuation of the Company as a going concern is dependent upon completing a short-term financing for sufficient working capital to maintain operations, reducing operating expenses, increasing revenues and commencing profitable operations in the future. Risks that may materially affect the Company’s future performance include: the possibility of discontinuance of operations of the Company, the risk that the Company is unable to find suitable investors for a financing, the risk that the Company will not be able to expand operations, and competition risks. The Company recognizes the threats posed by operating in an uncertain global economic environment. This uncertainty may continue to impact the Company’s industry, resulting in a lower demand for some of its services and its partners’ products.
The Company is in its growth phase and it is expected that the Company will continue to incur losses until significant revenues are generated as management executes its business plan. The Company began generating revenue in the period ending September 30, 2017;
The Company manages liquidity risk by maintaining sufficient cash balances and adjusting the operating budget and expenditures to ensure that there is sufficient capital in order to meet short-term and other specific obligations. The Company plans to control spending and prudently allocate financial resources to optimize value. The Company will seek additional financing through equity financings until the Company reaches profitability. In order to increase sales, the Company intends to ensure that the service provided meets the needs of existing and potential customers and is competitively priced. The Company plans to continue to develop, innovate and continuously improve current and new technologies in a timely and cost-effective manner. Management believes that the likelihood of completing these plans is high, and the Company has sufficient financial resources to meet its planned operations for the foreseeable future.
The condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
SUMMARY OF QUATERLY RESULTS
Following is a table of the income, total assets, operating loss for the past eight quarters.
	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
	$	$	$	$
Revenue	3,644,712	2,919,785	2,965,043	3,442,818
Total assets	3,799,219	4,072,689	4,130,103	4,560,831
Net loss	(103,685)	(110,379)	(967,320)	(535,545)
Loss per share	(0.00)	(0.00)	(0.02)	(0.00)
Dividends	-	-	-	-

	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
	$	$	$ $	$
Revenue	2,620,506	2,505,663	2,673,673	3,274,710
Total assets	5,227,929	5,374,050	5,022,334	5,489,326
Net loss	(1,192,589)	(1,438,648)	(359,215)	(72,853)
Loss per share	(0.01)	(0.00)	(0.00)	(0.00)
Dividends	-	-	-	-

SELECTED RESULTS
Nine months ended September 30, 2023
During the nine months ended September 30, 2023, the Company had a net loss of $1,181,384 compared to $2,990,452 during the nine months ended September 30, 2022. The change in net loss is due to the following:
i)	Amortization expense decreased to $743,198 (2022 - $874,111) as the Company had fewer purchased and leased vehicles during the current period.
ii)	Office and miscellaneous increased to $1,316,699 (2022 - $1,106,856) related to the consolidated operations of Trucking and ParcelPal USA.
iii)	The Company recorded interest expense of $141,250 (2022 - $410,142) primarily related to interest and accretion on the convertible notes and the loan payable.
iv)	The Company recorded other income of $908,500 (2022 - $) related to an employee retention credit refund from Web-to-Door Trucking Corp.

Three months ended September 30, 2023
During the three months ended September 30, 2023, the Company had a net loss of $103,685 compared to $1,192,589 during the three months ended September 30, 2022. The change in net loss is due to the following:
i)	Marketing and promotion increased to $149,107 (2022 - $49,705) as the Company engaged with consultants to raise awareness of the Company.
ii)	Office and miscellaneous expense increased to $921,822 (2022 - $334,485) related to the consolidated operations of Trucking and ParcelPal USA.
iii)	The Company recorded interest expense of $48,627 (2022 - $97,469) primarily related to interest and accretion on the convertible notes and the loan payable.
iv)	The Company recorded other income of $571,575 (2022 - $nil) related to an employee retention credit refund from Web-to-Door Trucking Corp.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
RIGHT-OF-USE ASSETS AND VEHICLES
	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	452,323	-	452,323
Disposal	(198,745)	(633,671)	(832,416)
Foreign exchange	23,097	-	23,097
Balance, December 31, 2022	475,420	206,028	681,448
Disposal	-	(206,028)	(206,028)
Foreign exchange	(842)	-	(842)
Balance, September 30, 2023	474,578	-	474,578

Accumulated amortization
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	25,817	158,253	184,070
Disposal	(93,217)	(303,759)	(396,976)
Foreign exchange	594	-	594
Balance, December 31, 2022	26,411	147,368	173,779
Amortization	39,366	-	39,366
Disposal	-	(147,368)	(147,368)
Foreign exchange	139	-	139
Balance, September 30, 2023	65,915	-	65,915

Balance, December 31, 2021	105,528	546,825	652,353
Balance, December 31, 2022	449,009	58,660	507,669
Balance, September 30, 2023	408,662	-	408,662

During the three and nine months ended September 30, 2023, the Company included $13,083 (2022 - $47,335) and $39,366 (2022- $143,265) of amortization in cost of sales.
During the nine months ended September 30, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 33 vehicles for gross proceeds of $410,000. The vehicles had a net book value of $128,313 and the Company recorded a gain on sale of $266,901. The Company also wrote off 4 vehicles which were valued at $14,786.
LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2023, the Company had a working capital deficit of $5,618,406 (2022 - $5,747,963).
During the nine months ended September 30, 2023, net cash flows provided by operating activities was $277,115 (2022 - used $1,165,147), primarily related to the payment of general and administrative costs offset by revenue and the employee retention credit. The Company’s financing activities provided $193,891 in cash for the period ended September 30, 2023, as the Company completed a financing for gross proceeds of $406,000 offset by share issuances costs of $9,853. The Company also had loan repayments of $197,072 during the nine months ended September 30, 2023.
The Company’s investing activities used cash of $165,861 during the nine months ended September 30, 2023, compared to $373,350 in cash provided by investing activities during the period ended September 30, 2022 as the Company made a purchase obligation payment. During the period ended September 30, 2022, the Company received $410,500 in cash from the sale of vehicles and incurred $37,150 in cash acquisition costs.
The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company has material financial uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
FINANCING ACTIVITIES
During the nine months ended September 30, 2023:
a)
On March 14, 2023, the Company issued 20,944,640 units, consisting of one common share of the Company and one share purchase warrants, at a price of $0.017 per Unit for gross proceeds of $356,000. The Company also issued 4,273,503 units consisting of one common share of the Company and one-half share purchase warrant, at a price of $0.012 for gross proceeds of $50,000. The warrants expire on March 14, 2025 and are exercisable at $0.05 per warrant. The warrants were fair valued at $nil. The Company incurred cash issue costs of $18,593 and issued 579,600 broker warrants on the same terms as the warrants contained in the units. The broker warrants were fair valued at $9,593 using the Black-Scholes Option Pricing Model using the following assumptions: Risk free rate – 3.5%, expected volatility – 128%, expected forfeiture rate – nil, expected dividends – nil, expected life – 2 years.

b)	On March 16, 2023, the Company issued 1,800,000 common shares, valued at $63,000, for advertising and promotion expense.
c)	On March 22, 2023, the Company issued 6,500,000 bonus shares to the officers and directors of the Company. The shares were fair valued at $227,5000.
d)	On April 6, 2023, the Company issued 1,100,000 common shares to a consultant in lieu of cash, the shares were valued at $38,500.
e)	On September 14, 2023, the Company issued 2,160,000 common shares to a consultant in lieu of cash, the shares were valued at $43,200.

During the year ended December 31, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.
d)	On May 4, 2022, the Company issued 337,500 common shares pursuant to the settlement of US$13,500 convertible debt, the shares were fair valued at $11,813.
e)	On May 9, 2022, the Company issued 9,850,000 common shares pursuant to the settlement of US$394,000 convertible debt, the shares were fair valued at $270,875.
f)	On May 13, 2022, the Company issued 1,000,000 common shares in lieu of consulting fees, the shares were fair valued at $30,000.
g)	On June 30, 2022, the Company issued 250,000 common shares in lieu of consulting fees, the shares were fair valued at $5,000.
h)	On June 30, 2022, the Company issued 13,473,358 common shares pursuant to the Asset Acquisition, the shares were fair valued at $269,467.

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the year ended December 31, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the year ended December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.
On closing of the Trucking acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at September 30, 2023, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.
The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022, and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the year ended December 31, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $456,265 of the loan pursuant to the issuance of 10,309,375 common shares fair valued at $289,550 and recorded a gain on debt settlement of $206,740. As at September 30, 2023, the outstanding balance of the convertible note is $516,660 (December 31, 2022 - $553,169).
The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285.  As at September 30, 2023, the outstanding balance of the convertible note was $983,080 (December 31 2022 - $982,970).
SEGMENTED INFORMATION
Significant customer sales are as follows:
Customers	Location	September 30, 2023 $	September 30, 2023%	September 30, 2022 $	September 30, 2022%
Customer A	Canada	4,323,407	45	3,528,222	45
Customer A	USA	3,997,796	42	3,541,499	45
Customer B	USA	1,208,337	13	621,281	8
Customer C	Canada	-	-	108,840	2

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
RELATED PARTY DISCLOSURES
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:
	Three months ended September 30,		Nine months ended September 30
	2023 $	2022 $	2023 $	2022 $
Management fees	160,571	129,596	484,424	578,291
Salaries and wages	-	18,750	37,500	56,250
	160,571	148,346	521,924	634,541

Included in accounts payable as at September 30, 2023, is $744,740 (December 31, 2022 - $576,942) owing to related parties. These amounts are non-interest bearing, unsecured and due on demand.
CAPITAL MANAGEMENT
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the period ended September 30, 2023.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.
The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.
Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the Three and Nine months ended September 30, 2023
The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity. Marketable securities are valued using Level 2 inputs.
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:
Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.
Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.
Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
OUTSTANDING SECURITIES
Authorized:                      Unlimited common shares without par value
All share information is reported as of November 29, 2023, in the following table:
Type of Security	Number
Issued and outstanding common shares	233,152,735
Stock options with a weighted average exercise price of $0.11	6,325,000
Warrants with a weighted average exercise price of $0.05	23,660,992
Total	263,138,727

OFF-BALANCE-SHEET ARRANGEMENTS
As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.